

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

December 21, 2010

Ms. Xiaoling Ye
Chairman
China Wood, Inc.
c/o Linyi Chan Tseng Wood Co., Ltd.
Daizhuang Industry Zone, Yitang Town
Lanshan District, Linyi City, Shandong
People's Republic of China 276000

> **Re: China Wood, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 30, 2010**
> **File No. 333-170880**

Dear Ms. Ye:

We have reviewed your registration statement and have the comments below. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

<u>S-1</u>

<u>General</u>

1. Please disclose the specific factual basis for and the context of all China Wood's beliefs, understandings, estimates, and opinions. To the extent that China Wood relies on market analyses, please disclose whether the source is publicly available. If the source is unavailable for nominal or no charge, China Wood must provide consent for its use or adopt the information as its own. Also, please provide us copies of all sources used for disclosure of statistics.

2. Please monitor your requirement to provide updated financial information. Refer to Rule 8-08 of Regulation S-X.

3. Please provide a currently dated auditors' consent with your next amendment. Also, please ensure that the auditors' consent clearly consents to: the use of their report in the Form S-1, as their report is not incorporated by reference, and the reference to them as "experts."

Registration Statement's Facing Page

4. The EDGAR system reflects that China Wood's primary standard classification code number is 2430. Please revise.

Outside Front Cover Page

5. Because there is no current market for China Wood's securities, please revise the disclosure here, in the plan of distribution section and, as appropriate, throughout the prospectus to clarify that the selling stockholders will sell at a specified fixed price per share until the shares are quoted on the OTC Bulletin Board or other specified market and after that at prevailing market prices or privately negotiated prices. Note that the OTCQB of the Pink OTC Markets does not satisfy this requirement. See Item 16 of Schedule A to the Securities Act and Item 503(b)(3) of Regulation S-K.

6. Revise the disclosure in the last sentence of the first paragraph to remove language that suggests that you have already issued the shares that you are registering for resale.

Business Overview, page 1

7. Please disclose that China Wood was a shell company before the share exchange transaction.

Risk Factors, page 3
Our plans to expand our production capacity…will require capital expenditures in 2010, page 3

8. To the extent practicable, please quantify China Wood's anticipated capital expenditures in 2010 for each of the listed items.

Selling Security Holders, page 14

9. For each selling stockholders that is other than a natural person, please tell us whether any of these selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

- For each of these selling stockholders that is a broker-dealer, the prospectus should state that the selling stockholder is an underwriter.

- For each of these selling stockholders that is an affiliate of a broker-dealer, the prospectus should state that (a) the selling stockholder purchased in the ordinary course of business and (b) at the time of the purchase of the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. However, if the selling stockholder cannot provide these representations, then the prospectus should state that the selling stockholder is an underwriter.

Notwithstanding the foregoing, you need not identify as underwriters any broker-dealers and their affiliates who received their securities as compensation for underwriting activities.

Common Stock, page 20

10. Please disclose whether holders of common stock have cumulative voting rights.

Description of Business, page 22

11. Please file each of the agreements that evidence the contractual arrangements that support your organizational structure as set forth on page 22.

12. Please provide enhanced discussion of your sales and marketing activities.

13. Please provide an enhanced discussion of the effect of existing or probable governmental regulations on the business; methods of distribution for your products. See Item 101(h)(4)(ix) of Regulation S-K.

Overview, page 23

14. We note your statement relating to balance owed for the acquisition of the land use right in Linyi City and that the RMB 6.6 million will be paid "upon completion of the proposed financing." Please clarify the reference to "proposed financing" since none is being contemplated by this registration statement and provide an update on the status of the outstanding debt.

Market Overview, page 25

15. Please provide an enhanced discussion of the methods of distribution for your products. See Item 101(h)(4)(ii) of Regulation S-K.

Raw Material and Major Suppliers, page 26

16. Please file your agreement with Foshan Nanhai Rianju Construction Co., Ltd. as an exhibit to the registration statement or explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

General

17. Please revise to describe the industry-wide factors that management views as most relevant to the company and provide insight into material opportunities, challenges, risks, and material trends and uncertainties that management is concerned with in evaluating the company's financial condition and operating results. To the extent known, provide insight into challenges, risks, and opportunities of which management is aware and discuss any actions being taken to address the same. Refer in general to SEC Release 33- 8350.

Overview, page 31

18. We note your disclosure which indicates you have effectuated a reverse stock split as of the date of your share exchange. It is unclear if you have retroactively adjusted your shares and earnings per share disclosures for all periods presented. Please confirm or otherwise modify your presentation.

Results of Operations for the Three Months Ended September 30, 2010 as compared to the Three Months Ended September 30, 2009
Administrative and Other Operating Costs, page 33

19. The amount that you present as the "Service Fee" for the three months ended September 30, 2010 appears to contain a typo. It appears from the notes to your interim financial statements that the amount should be $369,608 rather than $396,608. Please revise.

20. It appears that you have reclassified certain costs in the current period financial statements. Please consider conforming your prior period financial statements to present amounts similarly for comparative purposes.

Results of Operations for the Year Ended March 31, 2010 as compared to the Year Ended March 31, 2009
Administrative and Other Operating Costs, page 37

21. We note your disclosure which indicates costs such as electricity, water, and insurance increased as a result of increased production. Please explain why these

amounts are reflected as administrative costs rather than costs of production. If these costs are not directly related to production, please explain to us how increased production impacts these costs. In addition, please tell us where you have classified electricity and water costs in your interim financial statements for the three and six month periods ended September 30, 2010.

Liquidity and Resources, page 38

22. Please revise your disclosures regarding the reasons for the changes in operating and investing cash flows. For instance, your cash used in operating activities in 2010 compared to the cash provided by operating activities in 2009 is not explained by your increase in 2010 net income. Further, your tabular presentation depicts cash used in investing activities, but your explanation states that cash was provided by investing activities. Also expand your disclosures to discuss your cash flows from financing activities.

23. We note that your disclosures in this section do not appear to address adequately changes in your balance sheet that materially affected your operating cash flows. Please revise the filing to include a discussion of these material changes, including the underlying drivers of the changes during each period presented. In addition, confirm to us that your liquidity and capital resources discussion includes all known trends, events, or uncertainties, which are reasonably likely to impact future liquidity. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

Critical Accounting Policies, page 38

24. It appears that you have intended to provide disclosures of your critical accounting policies in this section. It further appears that you have reiterated the entire accounting policy section disclosed in your financial statement notes. The disclosure of critical accounting policies is intended to convey the accounting policies that require the greatest level of management judgment and subjectivity regarding assumptions used and the sensitivities of such assumptions and judgments. Please modify your disclosures accordingly.

25. We note both in your critical accounting policy discussion and the notes to your interim financial statements that you continue to cite pre-codification accounting literature. Please modify your disclosures to identify the U.S GAAP literature as identified in the Accounting Standards Codification, which was effective for interim and annual periods beginning after September 15, 2009. For guidance, please refer to the pre-codification standard SFAS 168 which adopted the codification.

Interim Financial Statements

General

26. Please modify your financial statement headers to identify the accounting successor (i.e., Chine Victory) whose financial information is presented. We note you continue to label the interim financial statements as those of Timberjack Sporting Supplies.

Consolidated Statements of Cash Flows, page Q-5

27. Please review and revise your operating cash flow captions to indicate clearly whether or not the change was an increase or decrease. For instance, we note your caption states an "Increase in Accounts Payable." It appears from your balance sheet that accounts payable have decreased. In other line item instances, you should distinguish when an amount in the most recent period compared to the prior period was an increase or (decrease). For instance, we note accounts receivable appears to have increased in the current period but decreased in the prior period. Please modify your captions accordingly.

Notes – General

28. Please modify your dating convention to label consistently the balance sheet information in your footnote tables as at "September 30, 2010" or "September 30, 2009."

Note 1- Organization and Principal Activities, page Q-7

29. Please expand your disclosures to provide a more robust description of the transaction between Chine Victory and Timberjack Sporting Supplies. Your description should include: a clear determination of the nature of the transaction and the parties involved; and a discussion of your accounting for the transaction and identification of the historical financial information that you have presented, including identification of the accounting acquirer. Please refer to ASC 805-40 for guidance.

Note 14 – Income Taxes, page Q-19

30. It appears Chine Victory was founded in May 2004. It further appears that the company has had at least two years of profitable operations in fiscal years ended March 31, 2010 and 2009. Please clarify when the company will be required to pay taxes to the PRC at both the reduced rate and the full rate. It is unclear why you have not recognized tax expenses in your September 30, 2010 interim period.

Note 17 – Recently Issued Accounting Standards, page Q-21

31. It appears that your disclosures refer to accounting standards issued in 2008. Please update your disclosures for more recently issued standards.

Audited Financial Statements

General

32. Please provide audited financial statements of the registrant, China Wood, Inc., with your next amendment. At a minimum, we would expect a balance sheet depicting the initial capitalization of the entity.

33. Please refer to Rule 5-04 of Regulation S-X and tell us if you have considered the potential requirement to provide condensed parent only financial information. We note your disclosure which indicates that the majority of your assets are located in China and also your disclosures regarding currency restrictions relative to your operation in the PRC. If you believe such information is unnecessary, please advise.

Report of Independent Registered Public Accounting Firm, page F-2

34. Please provide a dated audit opinion with your next amendment.

Note 2- Summary of Significant Accounting Policies
r) Comprehensive Income, page F-14

35. Please explain your disclosure which states, "The Company's comprehensive net income is equal to its net income for all periods presented." It appears that the company is recognizing foreign currency translation adjustments.

Recent Sales of Unregistered Securities, page II-2

36. Please provide the date on which 306,428,571 shares of common stock were issued to Viking Investments Group, LLC, and state the value of the services that China Wood received under the consulting agreement. See paragraphs (a) and (c) of Item 701 of Regulation S-K.

37. Please identify the placement agent and the selected dealer placement agent. See Item 701(b) of Regulation S-K.

Undertakings, page II-4

38. Please include the Rule 430C undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

39. The undertakings under subparagraph (d) are inapplicable to this offering. Please revise.

Exhibit 5.1

40. The last paragraph makes reference to "Interests of Named Expert and Counsel" in the registration statement. We are unable to locate the reference to counsel in that section. Please revise or advise.

Exhibit 10.1

41. China Wood incorporates by reference exhibit 10.1 from its current report on Form 8-K dated September 30, 2010 and filed October 1, 2010. We note that exhibit 10.1 in the Form 8-K omits its exhibits. Please amend the Form 8-K to include exhibit 10.1 in its entirety.

Exhibit 10.7

42. The exhibit index lists exhibit 10.7 as "Form of Customer Agreement," but the exhibit is captioned "Form Supplier Agreement." Please reconcile.

Exhibit 10.9

43. Disclosure in the first paragraph under "Leased Properties" on page 29 in the registration statement states that the lease's term is eight years, but the exhibit states that the lease's term is 20 years. Please reconcile.

Form 8-K filed on October 1, 2010

44. We note that exhibits 2.1 and 10.1 omit schedules and the contents of certain exhibits. Please amend the Form 8-K or refile the exhibits with the omitted schedules and exhibits with your amended registration statement. See Item 601(b)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information that the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Kevin W. Stertzel, Staff Accountant, at (202) 551-3723 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397 with any other questions.

Very truly yours,

Jay E. Ingram
Legal Branch Chief

cc: By facsimile to (732) 5777-1188 and U.S. Mail
Eric M. Stein, Esq.
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726